

April 20, 2023

Amanda Long
Chief Executive Officer
BigBear.ai Holdings, Inc.
6811 Benjamin Franklin Drive, Suite 200
Columbia, Maryland 21046

      Re: BigBear.ai Holdings, Inc.
         Registration Statement on Form S-3
         File No. 333-271230
         Filed April 12, 2023

Dear Amanda Long:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Larry Spirgel, Office Chief, at 202-551-3815 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Technology

cc: Timothy Cruickshank, Esq.